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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                           Great Lakes Aviation, Ltd.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   39054K 108
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                                 (CUSIP Number)

                            Thomas F. Steichen, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                                 (612) 334-8656
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 20, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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------------------------------ ----------------------- -------------------------
CUSIP No.    39054K 108                 13D               Page 2 of 6 Pages
------------------------------ ----------------------- -------------------------
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Gayle R. Brandt
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            N/A
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
---------------- ---------------------------------------------------------------
 NUMBER OF           7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                      6,000
  OWNED BY       ---------------------------------------------------------------
    EACH             8      SHARED VOTING POWER
 REPORTING
   PERSON                         2,151,755
    WITH         ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                  6,000
---------------- ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  2,151,755
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,157,755
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        24.8%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                        IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     Gayle R. Brandt ("Gayle Brandt") hereby amends her statement on Schedule
13D (the "Schedule 13D") originally filed on November 20, 1996, under her prior name Gayle R. Voss, with respect to her beneficial ownership of shares of common stock par value $.01 per share ("Common Stock"), of Great Lakes Aviation, Ltd. ("Great Lakes"), an Iowa corporation.

     Item 1 of the Schedule 13D is hereby amended and restated as follows:

     Item 1: Security and Issuer

     The name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1022 Airport Parkway, Cheyenne, Wyoming 82001. The title of the class of equity security to which this statement relates is Common Stock. Gayle Brandt beneficially owns 2,157,755 shares of Common Stock.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     Item 5: Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, Gayle Brandt beneficially owned 2,157,755 shares of Common Stock constituting approximately 24.8% of outstanding Common Stock of the Issuer.

     (b) Gayle Brandt is the record owner of 2,157,755 shares of Common Stock which includes 6,000 shares of Common Stock subject to currently exercisable options. Gayle Brandt has granted to Douglas G. Voss, her ex-spouse, an Irrevocable Proxy to vote 2,151,755 shares of Common Stock of the Issuer owned of record by her and has entered into a Buy-Sell Agreement with him with respect to all such shares. See Item 6 of this Schedule 13D.

     (c) On February 20, 2002, Gayle Brandt sold 198,245 shares of Common Stock to Iowa Great Lakes Flyers, Inc., of which Douglas G. Voss, Gayle Brandt's ex-spouse, is the sole shareholder, in a private placement transaction at a price of $0.504 per share pursuant to the terms of the Buy-Sell Agreement entered into between Gayle Brandt and Douglas G. Voss.

     (d) Not applicable.

     (e) Not applicable.

     Item 6 of the Schedule 13D is hereby amended and restated as follows:

     Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Gayle Brandt, who is the record owner of 24.8% of the Common Stock of the Issuer, has granted to her ex-spouse Douglas G. Voss an Irrevocable Proxy to vote all of her shares of Common Stock (the "Shares") until June 28, 2010.

     Gayle Brandt and Douglas G. Voss have entered into a Shareholder Buy-Sell Agreement (the "Buy-Sell Agreement") with respect to the Shares. The term of the Buy-Sell Agreement (the "Term") is until June 28, 2010 or until such time as Gayle Brandt does not own any Shares or the Issuer is dissolved or liquidated. Pursuant to the Buy-Sell Agreement Gayle Brandt could not

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sell any Shares until June 28, 1999 at which time she became able to sell
470,000 Shares and an additional 235,000 Shares in each year thereafter. Douglas
G. Voss, however, has been granted a right of first refusal to purchase, at the market price, any Shares which Gayle Brandt desires to so sell. The Buy-Sell Agreement also provides Douglas G. Voss the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Buy-Sell Agreement provides that in any transaction in which Douglas G. Voss sells greater than 5% of his Common Stock, Douglas G. Voss has the right to compel Gayle Brandt to include the Shares held by her in such transaction on the same terms as the shares of Common Stock held by Douglas G. Voss. In turn, Gayle Brandt has the right to have her Shares included by Douglas G. Voss in any such transaction on a pro rata basis.

     The Buy-Sell Agreement provides Douglas G. Voss with the right to purchase the Shares of Gayle Brandt at the market price upon the death of Gayle Brandt and an involuntary disposition of the Shares held by Gayle Brandt. Pursuant to the Buy-Sell Agreement, Douglas G. Voss will vote all shares of Common Stock beneficially owned by him (including the Shares) for the election of Gayle Brandt to the Board of Directors of the Issuer.

     The Buy-Sell Agreement also gives Gayle Brandt the right each year during the Term of the Buy-Sell Agreement, by giving one hundred eighty (180) days advance written notice, to require Douglas G. Voss to purchase the Shares owned by Gayle Brandt for a share price to be negotiated or at market price up to a total purchase amount not to exceed $50,000 per year. This right may not be exercised more than two (2) times per year. On February 20, 2002 Gayle Brandt exercised this right and Douglas G. Voss purchased from her 198,245 shares of Common Stock at a price of $0.504 per share.

     Item 7 of the Schedule 13D is hereby amended and restated as follows:

     Item 7: Material to be Filed as Exhibits

     Exhibit 1 Irrevocable Proxy, dated June 28, 1996 for the Reporting Person to Douglas G. Voss.*

     Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss.*

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     * Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on November 20, 1996.

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                                    Signature

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated: February 26, 2002



                            /s/ Gayle R. Brandt
                            ----------------------------------
                            Gayle R. Brandt

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                                  Exhibit Index

     Exhibit      Document
     -------      --------

     Exhibit 1 Irrevocable Proxy, dated June 28, 1996 from the Reporting Person to Douglas G. Voss.*

     Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Douglas G. Voss.*

     ------------------

     * Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on November 20, 1996.

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